Exhibit 99.2

Raging Capital Management, LLC
Ten Princeton Avenue
P.O. Box 228
Rocky Hill, NJ 08553

March 17, 2015

Kenneth H. Traub
c/o Ethos Management LLC
90 Nassau Street, Suite 500
Princeton, NJ 08542

Re:           A. M. Castle & Co.

Dear Ken:

This letter sets forth our mutual agreement with respect to compensation you may become eligible to receive in connection with your agreement to be named and serve as a nominee of Raging Capital Management, LLC (“Raging Capital”) for election as a director of A. M. Castle & Co. (the “Company”) at the Company’s 2015 annual meeting of stockholders (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of Raging Capital for election as a director of the Company at the Annual Meeting, if, and only if, you are elected or appointed to serve as a director of the Company at the Annual Meeting or in connection with any settlement or similar understanding between Raging Capital and the Company with respect to the Annual Meeting, Raging Capital may, in its sole and absolute discretion and at such time(s) and in such amount(s) as may be determined by Raging Capital, pay you a portion of any Incentive Allocation (as such term is defined in the Confidential Private Offering Memorandum dated April 2014 of Raging Capital Fund (QP), LP  (“Raging QP”) and the Confidential Explanatory Memorandum dated April 2014 of Raging Capital Offshore Fund, Ltd. (“Raging Offshore”)) received by Raging Capital solely attributable to the indirect investment of Raging QP and Raging Offshore in the shares of common stock, par value $0.01 per share (the “Shares”), of the Company held by Raging Capital Master Fund, Ltd.  Any such payment to you will be in the form of a contribution made by Raging Capital to your capital account with Raging QP.

Nothing contained in this letter agreement shall impede or limit Raging Capital from exercising complete authority over the voting and disposition of any Shares beneficially owned by it.

You acknowledge and agree that notwithstanding the existence of this letter agreement or any payments to you by Raging Capital hereunder, you shall conduct your activities and make decisions in your capacity as a director of the Company completely independently of Raging Capital and its affiliates and nothing herein shall limit your ability to independently exercise your fiduciary duties as a director.

This letter agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties with respect to the subject matter hereof, including, without limitation, prior understandings between the parties with respect to the subject matter hereof as previously disclosed by them in their respective public filings with the Securities and Exchange Commission.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.  All disputes between the parties relating to or arising under this letter agreement shall be resolved by binding arbitration in New York County, New York, before a single arbitrator agreed upon by the parties in accordance with the rules of the American Arbitration Association (“AAA”).  The decision of the arbitrator shall be rendered in writing, shall be final and binding on both parties, shall not be appealable, and shall be enforceable in any court of competent jurisdiction.

This letter agreement shall bind and inure to the benefit of the parties’ heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick C. Wasch
Name:	Frederick C. Wasch
Title:	Chief Financial Officer

ACCEPTED AND AGREED:

/s/ Kenneth H. Traub
KENNETH H. TRAUB